SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (AMENDMENT NO. 12)

                          FOG CUTTER CAPITAL GROUP INC.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    971892104
                                 (CUSIP Number)

                              Andrew A. Wiederhorn
                        c/o Fog Cutter Capital Group Inc.
                              1410 SW Jefferson St.
                             Portland, Oregon 97201
                                 (503) 721-6500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 27, 2004
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                              (Page 1 of 12 Pages)

CUSIP NO. 971892104                    13D/A                  PAGE 2 OF 12 PAGES


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              Andrew A. Wiederhorn

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0         (See responses to Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,831,692 (See responses to Items 4 and 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0         (See responses to Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,831,692 (See responses to Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,831,692

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     30.4% (See responses to Items 4 and 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 971892104                    13D/A                  PAGE 3 OF 12 PAGES


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Tiffany Wiederhorn

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0         (See responses to Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,831,692 (See responses to Items 4 and 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0         (See responses to Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,831,692 (See responses to Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,831,692

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     30.4% (See responses to Items 4 and 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 971892104                    13D/A                  PAGE 4 OF 12 PAGES


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   TTMM, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    991,709
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         991,709

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     991,709

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.4% (See responses to Items 4 and 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 971892104                    13D/A                  PAGE 5 OF 12 PAGES


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          WM Starlight Investments, LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    13,826
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         13,826

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     13,826

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.2% (See responses to Items 4 and 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 12 (this  "Amendment")  amends and  supplements  the
Schedule 13D originally filed on April 1, 1999, (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on May 17, 1999 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed on December 20, 1999 ("Amendment No. 2"), Amendment No. 3 to the Schedule 13D filed on October 17, 2001 ("Amendment No. 3"), Amendment No. 4 to the Schedule 13D filed on October 28, 2001 ("Amendment No. 4"), Amendment No. 5 to the Schedule 13D filed on January 30, 2002 ("Amendment No. 5"), Amendment No. 6 to the Schedule 13D filed on February 11, 2002 ("Amendment No. 6"), Amendment No. 7 to the 13D filed on March 5, 2002, Amendment No. 8 to the 13D filed on August 20, 2002 ("Amendment No. 8"), Amendment No. 9 to the 13D filed on October 16, 2002 ("Amendment No. 9"), Amendment No. 10 to the 13D filed on February 13, 2003 ("Amendment No. 10"), and Amendment No. 11 to the 13D filed on March 18, 2004 ("Amendment No. 11"), by the undersigned relating to the shares of common stock, $0.0001 par value per share, (the "Common Stock") of Fog Cutter Capital Group Inc., a Maryland corporation (the "Issuer"). Unless indicated otherwise, all defined terms used herein shall have the respective meanings ascribed to them in the Schedule 13D.

         The purpose of this Amendment No. 12 to Schedule 13D is to report changes in certain information reported by the Reporting Persons on its previous
Schedule 13D and the amendments thereto.

ITEM 1.  SECURITY OF THE ISSUER

         The responses to Item 1 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Amendment is being filed by: Andrew Wiederhorn, Tiffany Wiederhorn, TTMM, L.P., and WM Starlight Investments, LLC (the "Reporting Persons"). Andrew Wiederhorn has been the Chairman of the Board of Directors, Chief Executive Officer, Secretary and Treasurer of the Issuer, formerly known as Wilshire Real Estate Investment Inc. and Wilshire Real Estate Investment Trust Inc., since its formation in 1997. Tiffany Wiederhorn is Mr. Wiederhorn's spouse. TTMM, L.P. is a California limited partnership which is engaged in making investments. Ivy Capital Partners, L.P., a California limited partnership, is the general partner of TTMM, L.P. The Wiederhorn Family Limited Partnership, a California limited partnership, is the general partner of Ivy Capital Partners, L.P. Tiffany Wiederhorn is the general partner of the
Wiederhorn Family Limited Partnership. WM Starlight Investments, LLC is a Delaware limited liability company which is engaged in making investments. Tiffany Wiederhorn is the managing member and majority owner of WM Starlight
Investments, LLC. TTMM, L.P. is the only other owner of WM Starlight Investments, LLC. Schedule A annexed hereto and incorporated by reference herein sets forth the addresses of the Reporting Persons.

         None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person is responsible for the accuracy or completeness of information supplied by another Reporting Person.

         The filing of this Schedule 13D (including all amendments thereto) does not constitute an admission by any of the persons making this filing that such persons are a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"). The Reporting Persons deny that they should be deemed to be such a "group," and such persons are making this filing only because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The responses to Item 3 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

         The source and amount of funds (including commissions) used by each of the Reporting Persons to acquire the shares of Common Stock reported in this Amendment is as follows:

                                                                    SOURCE OF
                 NAME                           AMOUNT                FUNDS
----------------------------------------      ----------          --------------

Andrew Wiederhorn ......................      $1,604,084          Personal funds
Tiffany Wiederhorn .....................          N/A                  N/A
TTMM, L.P. .............................          N/A                  N/A
WM Starlight Investments, LLC ..........          N/A                  N/A


ITEM 4.  PURPOSE OF THE TRANSACTION.

         The responses to Item 4 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference. The purpose of this Amendment No. 11 to Schedule 13D is to report changes in certain information reported by the Reporting Persons on its previous Schedule 13D and the amendments thereto. Item 4 is hereby amended to report the following information:

         As previously reported in Amendment No. 5 to this Schedule 13D, on January 28, 2002 Andrew Wiederhorn entered into a Stock Option and Voting Agreement (the "Rosen Agreement") by and among Andrew Wiederhorn, Robert G. Rosen and Valerie Rosen, as joint tenant with Robert G. Rosen (Valerie Rosen, together with Robert G. Rosen, the "Rosen Agreement Stockholders"), Robert G. Rosen, as Agent for the Rosen Agreement Stockholders,
and Tiffany Wiederhorn solely with respect to certain payment obligations. Mr. Rosen is Executive Vice President of the Issuer and a member of the Issuer's board of directors. The Rosen Agreement granted Mr. Wiederhorn the right to vote or direct the vote of all of the shares held by each such Rosen Agreement Stockholders, originally numbering 467,745 in the aggregate (the "Rosen Shares"). In connection with the purchase of shares from Robert G. and Valerie Rosen by Tiffany Wiederhorn and the minor children of Andrew and Tiffany Wiederhorn, Andrew Wiederhorn and the other parties to the Rosen Agreement entered into an Amendment to the Rosen Agreement (the "Amendment") as of February 3, 2003. Pursuant to the Amendment, (i) Andrew Wiederhorn consented and waived any restrictions under the Rosen Agreement to the sale by Robert G. and Valerie Rosen of 44,500 of the Rosen Shares and (ii) the number of Rosen Shares subject to the Rosen Agreement was reduced by 44,500 to a total of 423,245.

         On March 30, 2004, the Rosen Agreement Stockholders exercised the Put Option to require Andrew Wiederhorn to purchase all of the remaining shares subject to the Rosen Agreement. Andrew Wiederhorn delegated the obligation to purchase 21,219 of the Rosen Shares to his minor children. On April 27, 2004, Andrew Wiederhorn and his minor children acquired such 423,245 shares of Common Stock from the Rosen Agreement Stockholders. While the shares purchased by Andrew Wiederhorn's minor children are held in custody for the benefit of such minor children pursuant to arrangements that do not give Mr. Wiederhorn any dispositive or voting power over such shares, Andrew Wiederhorn may be deemed to share voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Mr. Wiederhorn disclaims beneficial ownership of such shares held for the benefit of his minor children.

         On April 27, 2004, Andrew Wiederhorn entered into a Call Option Agreement with the Issuer, pursuant to which the Issuer paid Andrew Wiederhorn $750,000 in exchange for the right to purchase, at any time or from time to time prior to April 27, 2007, all or any portion of 423,245 shares of Common Stock held by Andrew Wiederhorn or his affiliates. Andrew Wiederhorn retains voting power with respect to these shares until such time as they are purchased by the Issuer. A copy of the Call Option Agreement is attached to this Amendment as
Exhibit 1.

         As previously reported on Amendment No. 7 to this Schedule 13D, on February 20, 2002, Andrew Wiederhorn entered into a Assignment and Voting Agreement (the "Assignment and Voting Agreement") with Tiffany Wiederhorn, TTMM, L.P. and WM Starlight Investments, LLC (collectively, the "Tiffany Wiederhorn Entities"), pursuant to which the Tiffany Wiederhorn Entities agreed to vote their Common Stock in the manner specified by Andrew Wiederhorn during the term of the Assignment and Voting Agreement. On May 13, 2004, the Assignment and Voting Agreement was amended and restated to reflect the current share holdings of each of the Tiffany Wiederhorn Entites. A copy of the Amended and Restated Assignment and Voting Agreement is attached to this Amendment as Exhibit 2.

         Other than as described above, none of the Reporting Persons has any present plans or proposals which would relate to or would result in (a) the acquisition by any Reporting Person of additional securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer, (c) a sale or transfer of a material amount of the assets of the Issuer, (d) any change in the present board of directors or to fill any existing vacancies on the Issuer's board of directors, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated above. Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are inapplicable.

         Notwithstanding anything contained herein, each of the Reporting Persons reserves the right, depending on other relevant factors, to purchase additional shares of Common Stock or to dispose of all or a portion of his or her holdings of Common Stock or change his or her intention with respect to any and all of the matters referred to in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:

                                                                  PERCENTAGE OF
                                            NUMBER OF SHARES       COMMON STOCK
                                           BENEFICIALLY OWNED     OUTSTANDING(1)
                                           ------------------     --------------

Andrew Wiederhorn ......................       2,831,692(2)           30.4%
Tiffany Wiederhorn .....................       2,831,692(3)           30.4%
TTMM, L.P. .............................         991,709              11.4%
WM Starlight Investments, LLC ..........          13,826               0.2%


         1        Computed  on the basis of  8,677,200  shares  of Common  Stock outstanding as of March 31, 2004.

         2        Includes  1,427,255  shares of Common Stock owned by the other
         Reporting Persons. Andrew Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed to be the beneficial owner of all such shares. Mr. Wiederhorn disclaims beneficial ownership of such shares. Also includes 630,000 shares of Common Stock issuable upon the exercise of outstanding options. Excludes 112,500 shares of Common Stock which are allocated to Mr. Wiederhorn in the Fog Cutter Long Term Vesting Trust (the "Trust") and deliverable to Mr. Wiederhorn upon vesting on September 30, 2007. Excludes the remaining 512,500 shares of Common Stock held in the Trust which have been allocated to other employees or directors of the Issuer or have not been allocated. Although Mr. Wiederhorn acts as a Trustee for the Trust, he does not have any beneficial ownership or voting rights with respect to the 625,000 shares of Common Stock in the Trust. Also includes 242,035 shares  of Common  Stock  held in the  Tiffany  A.  Wiederhorn  Grantor
         Retained Annuity Trust I, with respect to which Tiffany Wiederhorn exercises voting and dispositive power. Mr. Wiederhorn may be deemed to be the beneficial owner of such shares, but disclaims beneficial ownership of such shares. Also includes 149,595 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. While such shares are held in custody for the benefit of such minor children pursuant to arrangements that do not give Mr. Wiederhorn any dispositive or voting power over such shares, Andrew Wiederhorn may be deemed to share voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Mr. Wiederhorn disclaims beneficial ownership of such shares. Of the 2,831,692 shares, Andrew Wiederhorn shared power to vote or to direct the vote of all of such shares and shared power to dispose or to direct the disposition of all of such shares.

         3        Includes  2,039,561  shares  of  Common  Stock  owned by other
         Reporting Persons, including 630,000 shares which are issuable to Mr. Wiederhorn upon the exercise of outstanding options. Tiffany Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by TTMM, L.P. and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares of Common Stock. Also includes 242,035 shares of Common Stock held in the Tiffany A. Wiederhorn Grantor Retained Annuity Trust I, with respect to which Tifffany Wiederhorn exercises voting and dispositive power and may be deemed to be the beneficial owner of such shares. Also includes 149,595 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. While such shares are held in custody for the benefit of such minor children pursuant to arrangements that do not give Tiffany Wiederhorn any dispositive or voting power over such shares, Tiffany Wiederhorn may be deemed to share voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares. Of the 2,831,692 shares, Tiffany Wiederhorn shared power to vote or to direct the vote of all of such shares and shared power to dispose or to direct the disposition of all of such shares.

         On April 26, 2004, TTMM, L.P. purchased 20,000 shares of Common Stock at a price of $5.06 per share in a private transaction. On April 27, 2004, TTMM, L.P. purchased an additional 20,000 shares of Common Stock at a price of $5.249 per share in a private transaction.

         As disclosed in this Amendment, on April 27, 2004, Andrew Wiederhorn purchased 402,026 shares of Common Stock, at price of $3.99 per share, from the Rosen Agreement Stockholders pursuant to the exercise of the put option under the Rosen Agreement.

         As disclosed in this Amendment, on April 27, 2004, the minor children of Andrew and Tiffany Wiederhorn purchased an aggregate of 21,219 shares of Common Stock, at price of $3.99 per share, from the Rosen Agreement Stockholders pursuant to the exercise of the put option under the Rosen Agreement. Andrew or Tiffany Wiederhorn may be deemed to have effected such transactions; however, Andrew and Tiffany Wiederhorn disclaim beneficial ownership of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Item 6 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

         The description of the agreements in Item 4 above are incorporated herein by reference.

         Other  than the  agreements  described  in Item 4,  there are no recent
contracts,  arrangements,   understandings  or  relationships  with  respect  to
securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
  NO.           DESCRIPTION
-------         -----------
1.              Call Option Agreement
2.              Amended and Restated Assignment and Voting Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.

May 19, 2004                           /S/ ANDREW A. WIEDERHORN
                                     -----------------------------------
                                     Andrew A. Wiederhorn


May 19, 2004                           /S/ TIFFANY WIEDERHORN
                                     -----------------------------------
                                     Tiffany Wiederhorn


May 19, 2004                         TTMM, L.P.

                                     By: IVY CAPITAL PARTNERS, L.P.,
                                         its general partner

                                     By: WIEDERHORN FAMILY LIMITED PARTNERSHIP,
                                         its general partner

                                     By:  /S/ TIFFANY WIEDERHORN
                                         -------------------------------
                                         Tiffany Wiederhorn, its general
                                         partner

May 19, 2004                         WM STARLIGHT INVESTMENTS, LLC

                                     By:   /S/ TIFFANY WIEDERHORN
                                         -------------------------------
                                         Tiffany Wiederhorn, its
                                         Managing member

                                   SCHEDULE A

                         ADDRESSES OF REPORTING PERSONS

Andrew Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

Tiffany Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

TTMM, L.P.
1410 SW Jefferson St.
Portland, OR 97201

WM Starlight Investments, LLC 1410 SW Jefferson St.
Portland, OR 97201

EXHIBIT 1

                              CALL OPTION AGREEMENT

         THIS CALL OPTION AGREEMENT (this "AGREEMENT"), dated as of April 27, 2004 (the "EFFECTIVE DATE"), is made and entered into by and among Fog Cutter Capital Group Inc., a Maryland corporation (the "COMPANY"), and Andrew A. Wiederhorn (the "STOCKHOLDER").

                              W I T N E S S E T H :

         WHEREAS, as of the Effective Date, the Stockholder and certain of his affiliates and/or family members have acquired a total of 423,245 shares of Common Stock of the Company pursuant to a certain Stock Option and Voting Agreement, dated January 28, 2002 and amended as of February 3, 2003, by and among Robert G. Rosen and Robert G. Rosen and Valerie Rosen, husband and wife as joint tenants, Robert G. Rosen, as agent, and the Stockholder; and

         WHEREAS, in exchange for the consideration provided for herein, the Stockholder hereby agrees to grant certain rights to the Company with respect to such Common Shares.

         NOW, THEREFORE, in consideration of the premises, the mutual promises hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereto agree as follows:

                                    ARTICLE 1
                                   DEFINITIONS

         Section  1.1  DEFINITIONS.   The  following  terms,  as  used  in  this
Agreement, have the following meanings:


                  (a) "CALL EXERCISE PERIOD" means the period commencing on the Effective Date and continuing for a period of three (3) years thereafter.

                  (b) "COMMON SHARES" means 423,245 shares of the Company's Common Stock, par value $0.0001 per share.

                  (c)      "PER SHARE CALL PRICE" means $3.99 per Common Share.

                  (d) "RELATED-PARTY TRANSFEREE" means with respect to the Stockholder, (i) any spouse, parent, sibling or descendant (by blood or adoption) of such Stockholder, and (ii) any trust, partnership, limited partnership, corporation or limited liability company in whole or in part for the benefit of, or owned by, such Stockholder or by any Person specified in clause (i), in each case to the extent to which such Stockholder has Transferred Common Shares to such Person(s) pursuant to the terms hereof.

                  (e)      "PERSON"   means   any    individual,    partnership,
         corporation, limited liability company, unincorporated organization or association, any trust or any other business entity.

                  (f) "TRANSFER" means any transfer, sale, assignment, conveyance, pledge, hypothecation, mortgage, change of legal, record or beneficial ownership, issuance, surrender for cancellation or other disposition, disposal or delivery of any Common Shares, including a transfer effected by means of a merger, consolidation or dissolution of the Company, and including any testamentary disposition or transfer pursuant to any applicable laws of intestate succession or by gift.

                                    ARTICLE 2
                                   CALL OPTION

         Section 2.1 GRANT OF CALL OPTION. At any time and from time to time during the Call Exercise Period, the Company shall have the right to require the Stockholder to sell to the Company all or any portion of the Common Shares for a price per Common Share equal to the Per Share Call Price (such option, the "CALL OPTION") by giving written notice to the Stockholder in the manner required by
SECTION 4.1.

         Section 2.2 PAYMENT OF OPTION PRICE. As consideration for the Call Option, concurrently with the execution and delivery of this Agreement, the Company shall pay to the Stockholder by wire transfer of immediately available funds the aggregate amount of $750,000.00.

         Section 2.3 TIMING OF THE CLOSING. Unless the Company and the Stockholder otherwise agree, the closing of any purchase of the Common Shares by the Company pursuant to the Call Option (each, a "CLOSING") shall be held at the principal offices of the Company on a date designated by the Company and reasonably agreeable to the Stockholder, which date shall in any event be no later than ten (10) business days following the date on which the Company delivers a written notice required by SECTION 4.1. At each Closing, the Company shall pay to the Stockholder the Per Share Call Price for each Common Share purchased at such Closing. At each Closing, the Stockholder shall execute and deliver to the Company such instrument(s) of transfer as the Company may reasonably request to transfer effectively the Common Shares to be purchased at such Closing to the Company free and clear of any liens or encumbrances, including, any certificates duly representing such Common Shares, duly endorsed in blank for transfer or with duly executed blank stock powers attached.

                                   ARTICLE 3
                              TRANSFER RESTRICTIONS

         Section 3.1 PERMITTED TRANSFERS. The Stockholder agrees not to Transfer any Common Shares held by the Stockholder and subject to the Call Option pursuant to this Agreement, except for a Transfer of Common Shares to a Related-Party Transferee. The Stockholder covenants and agrees to take all actions necessary such that all times during the Call Exercise Period, the Stockholder and/or his affiliates and family members shall maintain beneficial ownership, in the aggregate, of at least the number of Common Shares as remain subject to the Call Option.

         Section 3.2 TRANSFER IN VIOLATION OF AGREEMENT. Any Transfer of Common Shares by the Stockholder or a Related-Party Transferee contrary to the provisions of this ARTICLE 3 shall be null and void and the transferee thereof shall not be recognized by the Company as the holder or owner of the Common Shares Transferred for any purpose.

                                   ARTICLE 4
                           OTHER ITEMS; MISCELLANEOUS

         Section 4.1 EXERCISE OF CALL OPTION; NOTICES.

                  (a) The Company may exercise the Call Option from time to time pursuant to SECTION 2.1 by delivery to the Stockholder of a written notice (in substantially the form attached hereto as EXHIBIT A) (an "OPTION EXERCISE NOTICE") specifying the number of Common Shares to be purchased. Upon receipt of an Option Exercise Notice, the Stockholder covenants and agrees (a) to sell the Common Shares specified in the Option Exercise Notice for the Per Share Call Price and (b) agrees to complete and convey an acknowledgment ("ACKNOWLEDGEMENT") in substantially the form set out in EXHIBIT B hereto to the Company.

                  (b) All notices (including any Option Exercise Notice), communications and deliveries required or permitted hereunder shall be made in writing signed by the party giving the same, shall specify the section herein pursuant to which the same is given or being made, and shall be delivered personally, by overnight delivery (with evidence of delivery and postage and other fees prepaid), by registered or certified mail or by facsimile as follows:


                  If to the Stockholder to:


                      Andrew A. Wiederhorn
                      c/o Fog Cutter Capital Group Inc.
                      1410 S.W. Jefferson Street
                      Portland, Oregon 97201
                      Telecopier no.:  (503) 553-7401


                      with Copy to Telecopier no.:(503) 553-7464

                  If to the Company, to:

                      Fog Cutter Capital Group Inc.
                      1410 S.W. Jefferson Street
                      Portland, Oregon 97201
                      Attn: Chief Financial Officer
                      Telecopier no.:  (503) 553-7401

         or to such other representative or at such other address of a party of which such party may hereafter give notice to the other parties as provided above. Any such notice, communication or delivery will be deemed given or made (i) on the date of delivery if delivered in person, (ii) on the first (1st) business day after delivery to a national overnight courier service, (iii) on the fifth (5th) business day after it is mailed by registered or certified mail, or (iv) upon receipt of confirmation if sent via facsimile.

         Section 4.2 ADJUSTMENT UPON CHANGES IN CAPITALIZATION, ETC. In the event of any change in the outstanding shares of the Company's Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Call Option and the Per Share Call Price therefor shall be adjusted appropriately.

         Section 4.3 SPECIFIC PERFORMANCE. In any action or proceeding to specifically enforce the provisions of this Agreement, any person against whom such action or proceeding is brought hereby waives the claim or defense therein that the plaintiff or claimant has an adequate remedy at law, and such person shall not urge in any such action or proceeding the claim or defense that such remedy at law exists. The provisions of this SECTION 4.3, however, shall not prevent any party from seeking a remedy at law in connection with any breach of this Agreement.

         Section 4.4 ASSIGNMENT; SUCCESSORS AND ASSIGNS. No assignment or transfer by any party of such party's rights and obligations under this Agreement will be made except with the prior written consent of the other parties to this Agreement; provided that the Stockholder may assign or transfer this Agreement in connection with a Transfer of Common Shares in connection with
SECTION 3.1, and the Stockholder shall remain a party to this Agreement following such Transfer. This Agreement will be binding upon and will inure to the benefit of the parties and their successors, permitted assigns, heirs, legatees, beneficiaries and personal representatives, as the case may be.

         Section 4.5 NO THIRD PARTY BENEFICIARY. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any Person, other than the Company, the Stockholder, any Related-Party Transferees and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, or result in any other such Person's being deemed a third party beneficiary of this Agreement.

         Section 4.6 AMENDMENTS OR WAIVERS. This Agreement may not be amended except in writing, signed by the Company and the Stockholder. No provision hereof may be waived or discharged other than by written instrument signed by the Person against whom enforcement of any such waiver or discharge is sought.

         Section 4.7 CERTAIN RULES OF CONSTRUCTION. Definitions shall apply equally to both the singular and plural forms of the terms defined, unless otherwise specified. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The headings of sections or other subdivisions hereof have been inserted for convenience of reference only and are not a part of, and shall not be construed to affect the meaning or interpretation of, this Agreement. No provision of this Agreement or any related document shall be construed against or interpreted to the disadvantage of any Person referred to hereunder by any court or other governmental or judicial authority by reason of such Person's having or being deemed to have structured or drafted such provision. As used herein, "include" and its derivatives, such as "including," whether or not capitalized herein, shall mean by way of example and not by way of exclusion or limitation. Time is of the essence of this Agreement.

         Section 4.8 SEVERABILITY. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

         Section 4.9 GOVERNING LAW. This Agreement shall be construed in accordance with and governed by the laws of the state of New York without giving effect to the principles of conflicts of law thereof.

         Section 4.10 ENTIRE AGREEMENT. This Agreement supersedes all negotiations, agreements and understandings among the parties hereto with respect to the subject matter of this Agreement and constitutes the entire agreement between such parties with respect to such matters.



                            [Signatures on Next Page]

         IN WITNESS WHEREOF, the undersigned have executed this Call Option Agreement as of the date first above written.


                                     COMPANY:

                                     FOG CUTTER CAPITAL GROUP INC.



                                     By:      /S/ R. SCOTT STEVENSON
                                        ----------------------------------------
                                          Name:  R. Scott Stevenson
                                          Title:    Chief Financial Officer


                                     STOCKHOLDER:



                                     By:      /S/ ANDREW A. WIEDERHORN
                                        ----------------------------------------
                                          Name:  Andrew A. Wiederhorn

                                    EXHIBIT A

                             OPTION EXERCISE NOTICE


[DATE]



Andrew A. Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 S.W. Jefferson Street
Portland, Oregon 97201
Telecopier no.:  (503) 553-7401
with Copy to Telecopier no.:(503) 553-7464


         Re: Option Exercise Notice - Call Option Agreement, effective as of April __, 2004 (the "Agreement"), to Andrew A. Wiederhorn by the Undersigned

Ladies and Gentlemen:

1. This notice refers to the Agreement and Sections 2 and 3 thereof. Terms defined in the Agreement have the same meanings herein.

2. The undersigned hereby exercises the Call Option pursuant to the Agreement as to _________ of the Common Shares for a price per share equal to the Per Share Call Price.

3. The date of the closing of such exercise of the Call Option shall be __________, subject to approval of the Stockholder as provided in
        Section 2.2(b) of the Agreement.


                                     FOG CUTTER CAPITAL GROUP INC.


                                     By:
                                        ----------------------------------------
                                          Name:
                                          Title:

                                    EXHIBIT B


                                 ACKNOWLEDGMENT


[DATE]



Fog Cutter Capital Group Inc.
1410 S.W. Jefferson Street
Portland, Oregon 97201
Attn: Chief Financial Officer
Telecopier no.:  (503) 553-7401

         Re:      Acknowledgement   of  Option   Exercise  Notice  -Call  Option
                  Agreement, effective as of April ___, 2004 (the "AGREEMENT"), by the Undersigned to Fog Cutter Capital Group Inc.


Ladies and Gentlemen:

1. I refer to the Agreement. Terms defined in the Agreement have the same meanings herein.

2. I hereby confirm my receipt of an Option Exercise Notice for Common Shares, and agree to sell on [STATE THE APPLICABLE SALE DATE], for the Per Share Call Price, the Common Shares pursuant to the Agreement.



                                     Signature of Stockholder



                                     Name:  Andrew A. Wiederhorn

EXHIBIT 2


                              AMENDED AND RESTATED
                         ASSIGNMENT AND VOTING AGREEMENT

         THIS AMENDED AND RESTATED ASSIGNMENT AND VOTING AGREEMENT (this "AGREEMENT") is entered into as of May 13, 2004, by and among TTMM, L.P. ("TTMM"), Tiffany Wiederhorn and WM Starlight Investments, LLC (each, a "STOCKHOLDER"), each of whom is a stockholder of Fog Cutter Capital Group Inc., a Maryland corporation (the "COMPANY"), and Andrew A. Wiederhorn, an individual and a stockholder of the Company ("WIEDERHORN").

         WHEREAS, the Stockholder and Wiederhorn are parties to the certain Amended and Restated Assignment and Voting Agreement dated as of February 20, 2002 and amended and restated as of March 4, 2002 (the "PRIOR Agreement");

         WHEREAS, Stockholders are the owners of the shares of common stock, par value $.0001 per share ("COMPANY COMMON STOCK"), of the Company set forth on
SCHEDULE 1 hereto (collectively, the "SUBJECT SHARES"); and

         WHEREAS, Wiederhorn and the Stockholders desire to enter into this Agreement to amend and restate the Prior Agreement in accordance with the terms and conditions set forth in this Agreement.

         NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, Stockholders and Wiederhorn agree as follows:

         1. CONSENT TO TRANSFERS OF SUBJECT SHARES; ACKNOWLEDGEMENT OF PRIOR TRANSACTIONS.

                  1.1 Pursuant to the Prior Agreement, Wiederhorn assigned to TTMM the right to receive, and delegated to TTMM the obligation to pay for, certain shares of Company Common Stock that Wiederhorn was to purchase pursuant to those certain Put/Call Option and Voting Agreements (the "OPTION SHARES"), dated as of October 16, 2001, as amended, by and between Wiederhorn and each of Boston Provident Partners, L.P., Watchung Road Associates, L.P. and Cobalt Capital Management, Inc. The parties hereby acknowledge that the closing of the purchase of the Option Shares occurred on or about February 21, 2002, and that such Option Shares constitute Subject Shares hereunder.

                  1.2 Grantor hereby consents to any and all Transfers of the Subject Shares by the Stockholders which have occurred prior to the date hereof. The parties agree that SCHEDULE 1 hereto sets forth all Company Common Stock held by the Stockholders as of the date of this Agreement, and that all such Company Common Stock set forth on SCHEDULE 1 constitute Subject Shares under this Agreement.

         2.       VOTING OF SUBJECT SHARES; GOVERNMENT FILINGS.

                  2.1      Each  Stockholder  agrees,  during  the  term of this
Agreement:

                           2.1.1    to vote its Subject Shares on all matters as
to which such Stockholder is entitled to vote at any meeting of the stockholders of the Company, including, without limitation, with respect to the election of directors, in the manner specified in writing by Wiederhorn (which notice shall be delivered on or prior to the date on which such votes, consents or dissents are to be cast), which vote shall be determined in Wiederhorn's absolute, sole and binding discretion; and

                           2.1.2    to express  consent or dissent to  corporate
action in writing, without a meeting, on all of its Subject Shares in the manner specified in writing by Wiederhorn (which notice shall be delivered on or prior to the date on which such votes, consents or dissents are to be cast), which action shall be determined in Wiederhorn's absolute, sole and binding discretion.

                  2.2 Except as may be approved in writing by Wiederhorn, each Stockholder agrees to refrain from (a) voting at any annual or special meeting of the stockholders of the Company, (b) executing any written consent in lieu of a meeting of the stockholders of the Company, (c) exercising any rights of dissent with respect to such Stockholder's Subject Shares, (d) granting any proxy or authorization to any Person (other than Wiederhorn) with respect to the voting of such Stockholder's Subject Shares, and (e) taking any action contrary to or in any manner inconsistent with the terms of this Agreement.

                  2.3 Each Stockholder represents that any proxies given prior to this Agreement regarding any Company Common Stock held by such Stockholder are revocable, and Stockholder covenants to revoke any such proxies.

                  2.4 Wiederhorn and the Stockholders shall cooperate in making all required filings (and amendments thereto) with the Securities and Exchange Commission and other governmental authorities as a result of this Agreement that are to be filed by or with respect to both Wiederhorn and one or more of the Stockholders, including but not limited to any filing required by
Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules or regulations promulgated thereunder (any "SECTION 13 FILING"). Wiederhorn shall prepare at its own expense a draft of any Section 13 Filing listing Wiederhorn and one or more of the Stockholders, shall provide such draft to the relevant Stockholders with a reasonable opportunity to review and comment and shall include therein any information reasonably requested to be included therein by a signatory Stockholder in the form provided. Wiederhorn shall not make any Section 13 Filing until any signatory Stockholder approves of the information concerning such Stockholder contained therein, unless and until required to meet applicable filing deadlines. Wiederhorn shall pay any filing fee with respect to such Section 13 Filings. Each party hereto shall bear their own costs, including fees and expenses of counsel, with respect to all filings. Notwithstanding anything in this SECTION 2.4, Wiederhorn shall be solely responsible for preparing and filing amendments to any Section 13 Filing dated before the date hereof and naming Wiederhorn, and no Stockholder, as a reporting person.

         3.       REPRESENTATIONS   AND   WARRANTIES   OF   STOCKHOLDERS.   Each
Stockholder, hereby represents and warrants, severally and not jointly, to Wiederhorn as follows:

                  3.1 OWNERSHIP. Such Stockholder beneficially owns, or in the case of the Option Shares, will own, the shares of Company Common Stock set forth opposite such

Stockholder's name on SCHEDULE 1 hereto, with no contractual restrictions on such Stockholder's voting rights or rights of disposition pertaining thereto. Such Subject Shares constitute all shares of Company Common Stock beneficially owned by such Stockholder.

                  3.2 DUE AUTHORIZATION. Such Stockholder has all necessary power and authority (or, if an individual, capacity) to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Assuming this Agreement has been duly and validly authorized, executed and delivered by Wiederhorn, and assuming that this Agreement constitutes a valid and binding agreement of Wiederhorn, this Agreement constitutes a valid and binding agreement of such Stockholder, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

                  3.3 NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by any Stockholder of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which such Stockholder is a party or by which such Stockholder is bound.

         4.       REPRESENTATIONS  AND  WARRANTIES  OF  WIEDERHORN.   Wiederhorn
hereby represents, warrants and covenants to each Stockholder as follows:

                  4.1 DUE AUTHORIZATION. Wiederhorn has the requisite capacity to enter into and perform this Agreement. Assuming this Agreement has been duly and validly authorized, executed and delivered by each Stockholder, and assuming that this Agreement constitutes a valid and binding agreement of each Stockholder, this Agreement constitutes a valid and binding agreement of Wiederhorn, enforceable against Wiederhorn in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

                  4.2 NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by Wiederhorn of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which Wiederhorn is a party or by which Wiederhorn is bound.

         5. ADJUSTMENT UPON CHANGES IN CAPITALIZATION; ETC. In the event of any change in the outstanding shares of Company Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of Subject Shares shall be adjusted appropriately.

         6. TERMINATION. This Agreement, and all rights and obligations of the parties hereunder (excluding any obligations of the parties under the Notes), shall terminate immediately upon the earliest to occur of (i) the fifth anniversary of the date of this Agreement, or (ii) any date on which both (x) Wiederhorn is no longer Chairman of the Board of the Company and (y) Wiederhorn's employment contract with the Company has been terminated by the Company.

         7.       TRANSFER OF SHARES.

                  7.1 Prior to the termination of this Agreement, except as otherwise provided herein, no Stockholder shall: (i) transfer, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing ("TRANSFER"), any or all of the Subject Shares or any interest therein unless Stockholder obtains, prior to such transfer, and delivers to Wiederhorn the written consent of the transferee to be bound by this Agreement with respect to any and all transferred Subject Shares; (ii) enter into any contract, option or other agreement or understanding with respect to any Transfer other than a Transfer permitted pursuant to clause (i) above; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Subject Shares;
(iv) deposit any of the Subject Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Subject Shares; or
(v) take any other action that would in any way restrict, limit or interfere with the performance of such Stockholder's obligations hereunder or the transactions contemplated hereby.

                  7.2 Each Stockholder agrees to cause to be placed on any and all certificates evidencing such Stockholder's Subject Shares the following legend:

         THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A VOTING AGREEMENT, AND CERTAIN RESTRICTIONS ON TRANSFER, PURSUANT TO THAT AMENDED AND RESTATED ASSIGNMENT AND VOTING AGREEMENT BY AND AMONG ANDREW A. WIEDERHORN, TTMM, L.P., TIFFANY WIEDERHORN AND WM STARLIGHT INVESTMENTS, LLC.

         8. NO SOLICATION. No Stockholder shall, nor shall it permit any of its subsidiaries or any of its affiliates to, nor shall it authorize or permit any agent, officer, director or employee of, or any investment banker, attorney or other advisor or representative of, any Stockholder or any of their subsidiaries or any of such Stockholder's affiliates to, directly or indirectly, solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any Person (other than Wiederhorn) relating to any transaction involving the sale of any of the assets of the Company, or any of the capital stock of the Company, or any merger, consolidation, business combination, or similar transaction involving the Company or any of its subsidiaries.

         9.       MISCELLANEOUS.

                  9.1 STOCKHOLDER CAPACITY. None of the parties to this Agreement shall be deemed to have made any agreement or understanding in his or her capacity as a director or officer of the Company and no action taken by any of the parties in his or her capacity as a director or officer of the Company shall be deemed a breach of this Agreement. Each of the parties executes this Agreement solely in his or her capacity as the beneficial owner, where applicable, of Company Common Stock.

                  9.2 EXPENSES. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

                  9.3 WAIVER AND AMENDMENT. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by Wiederhorn and the Stockholders.

                  9.4 ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARY; SEVERABILITY. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. If any term or provision of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms or provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

                  9.5 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with laws of the State of Maryland.

                  9.6 HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                  9.7 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopies (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         If to a Stockholder to:

              The address set forth under such Stockholder's name on Schedule 1 hereto.

         If to Wiederhorn, to:

              Andrew A. Wiederhorn
              c/o Fog Cutter Capital Group Inc.
              1410 S.W. Jefferson Street
              Portland, Oregon 97201
              Telecopier no.:  (503) 553-7401

              with a copy to:

              V. Joseph Stubbs, Esq.
              Stubbs Alderton & Markiles, LLP
              15821 Ventura Blvd., Suite 525
              Encino,  California 91436
              Telecopier no.:  (818) 474-8607

                  9.8 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

                  9.9 ASSIGNMENT; DELEGATION. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties except that the rights of Wiederhorn under this agreement may be assigned to the spouse or lineal descendants of Wiederhorn, to any trust for the benefit of Wiederhorn or the benefit of the spouse and/or lineal descendants of Wiederhorn, to any corporation, partnership, limited liability company or other entity in which Wiederhorn, the spouse and/or the lineal descendants of Wiederhorn are the direct and beneficial owners of all of the equity interests for estate planning purposes (provided that Wiederhorn, spouse and/or descendants agree in writing to remain the beneficial owners of all such interests), or to the personal representative of Wiederhorn upon Wiederhorn's death for purposes of administration of Wiederhorn's estate or upon such Wiederhorn's incompetency for purposes of the protection and management of the assets of Wiederhorn; provided that any such assignee shall, prior to such transfer, consent in a writing delivered to the Stockholder to be bound by this Agreement. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective permitted successors, assigns, heirs, executors, administrators and other legal representatives.

                  9.10 FURTHER ASSURANCES. Each Stockholder and Wiederhorn shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in connection with the matters provided for hereby.

                  9.11 SPECIFIC PERFORMANCE. The parties acknowledge that it would be impossible to fix money damages for violations of this Agreement and that such violations will cause irreparable injury for which adequate remedy at law is not available and, therefore, this Agreement must be enforced by specific performance or injunctive relief. The parties hereto agree that any party may, in its sole discretion, apply to any court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection or defense to the imposition of such relief. Nothing herein shall be construed to prohibit any party from bringing any action for damages in addition to an action for specific performance or an injunction for a breach of this Agreement.

                  9.12 SURVIVAL. The representations, warranties, covenants and agreements in this Agreement (other than the obligations of the parties under the Notes) shall terminate upon termination of this Agreement.

                  9.13 TERMINATION OF PRIOR AGREEMENT. The parties hereto agree that the Prior Agreement is null and void and superseded in all respects by this Agreement.

                  9.14 DRAFTING. Each of the parties acknowledges that it has been represented, or has had the opportunity to be represented, by independent counsel of such party's choice throughout all negotiations that have preceded the execution of this Agreement and that, to the extent applicable to such party, has executed the same with consent and upon the advice of said independent counsel. Each party and its counsel, as applicable, cooperated in the drafting and preparation of this Agreement, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intentions of the parties and this Agreement.


                            [SIGNATURE PAGE FOLLOWS.]

         IN WITNESS WHEREOF, Stockholders and Wiederhorn have executed this Assignment and Voting Agreement all as of the day and year first written above.


                                   WIEDERHORN:


                                    /S/ ANDREW A. WIEDERHORN
                                   -----------------------------------
                                   Andrew A. Wiederhorn


                                   STOCKHOLDERS:


                                    /S/ TIFFANY WIEDERHORN
                                   -----------------------------------
                                   Tiffany Wiederhorn



                                   TTMM, L.P.

                                   By: Ivy Capital Partners, L.P.
                                   its General Partner

                                   By: Wiederhorn Family Limited Partnership
                                   its general partner


                                   /S/ TIFFANY WIEDERHORN
                                   -----------------------------------
                                   Name:  Tiffany Wiederhorn
                                   Title: Managing Member


                                   WM Starlight Investments, LLC


                                   /S/ TIFFANY WIEDERHORN
                                   -----------------------------------
                                   Name: Tiffany Wiederhorn
                                   Title:   Managing Member

                                   SCHEDULE 1

                                  STOCKHOLDERS


STOCKHOLDER                                              SUBJECT SHARES
-----------                                              --------------

TTMM, L.P.                                                   991,709
1410 S.W. Jefferson Street
Portland, Oregon 97201
Telecopier no.: (503) 553-7401


Tiffany Wiederhorn                                           421,720
1410 S.W. Jefferson Street
Portland, Oregon 97201
Telecopier no.: (503) 553-7401


WM Starlight Investments, LLC                                 13,826
1410 S.W. Jefferson Street
Portland, Oregon 97201
Telecopier no.: (503) 553-7401